
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 14, 2013

Via E-mail
Gail Makode
Senior Vice President, General Counsel and Secretary
Integrated Electrical Services, Inc.
5433 Westheimer Road, Suite 500
Houston, TX 77056

> **Re:** **Integrated Electrical Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1 on Form S-3**
> **Filed May 1, 2013**
> **File No. 333-186786**

Dear Ms. Makode:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1. Please provide updated financial statements to the extent required by Rule 3-12 of Regulations S-X.

Recent Developments, page 11

Merger Agreement, page 11

2. We note that your disclosure on page 12 says that the Merger must be consummated on or before August 31, 2012. We believe this should be August 31, 2013. Please revise accordingly.

3. We note your disclaimer on page 13 stating that the representations and warranties in the Merger Agreement "may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors." We note that the Merger Agreement has been filed by you as part of your Form S-4 (333-188182) filed on April 26, 2013. Please remove this disclaimer or revise it to remove any suggestion that the Merger Agreement, including the representations and warranties in the agreement, do not constitute public disclosure under the federal securities laws.

Gail Makode
Integrated Electrical Services, Inc.
May 14, 2013
Page 2

<u>Selling Stockholders, page 21</u>

4. We note your response to comment three of our letter dated March 18, 2013. We believe that the selling stockholder table should be revised to show that Jeffrey L. Gendell is the beneficial owner of 8,562,409 shares of your common stock. In a footnote to the table you may explain that Mr. Gendell has shared voting and dispositive power over the shares that are owned by the Tontine entities.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: G. Michael O'Leary, Esq. (*via E-mail*)
        Andrews Kurth LLP